PURE GOLD
MINERALS INC. T.PUG

Fax: 1-202-942-9624

To: Securities & Exchange Commission – Washington, D.C.

Attention: Compliance

From: Debra Watkins

Re: Pure Gold News Release

STRICTLY CONFIDENTIAL

Please deliver to the addressee immediately

PLEASE FIND ATTACHED LATEST NEWS RELEASE

Re: File No: 82-3520

dlw 3/29

1255 West Pender Street
Vancouver, B.C. Canada V6E 2V1
Phone: 604-687-2038 Fax: 604-687-3141

NEWS RELEASE
PURE GOLD MINERALS INC.

1255 West Pender Street, Vancouver, B.C. V6E 2V1
Tel.: (604) 687-2038 / Fax.: (604) 687-3141

March 22, 2004 TSX.T PUG

Field Operations Underway on North James River Property, Nunavut

Donald R. Sheldon, President of Pure Gold Minerals Inc. (the "Corporation"), is pleased to announce that the winter exploration program has recently commenced on the North James River Property ("the Property"), High Lake Region, Nunavut. The Property is located immediately to the west and to the north of the High Lake massive sulphide deposits of Wolfden Resources Inc. ("Wolfden") who has also recently commenced winter field operations.

The winter field program will evaluate at least eight anomalies identified from the airborne Electromagnetic (EM) and Magnetic survey completed by Fugro Airborne Surveys Corp. over selected areas of the claim block in the Fall of 2003. The anomalies that will be evaluated are the priority anomalies that have been selected by the Corporation's consulting geophysicists based on the processing and subsequent interpretation of the airborne data. Each anomaly will be confirmed and evaluated with a UTEM and magnetic ground survey. Anomalies are present in all three blocks flown during the Fall survey, including two anomalies associated with the Hi Lake Zn-Cu showing discovered by Noranda Exploration Inc. ("Noranda") in 1976. This discovery was interpreted by Noranda to be a copper-zinc bearing feeder system associated with a volcanoclastic massive sulphide environment, such as that which hosts Wolfden's High Lake deposits.

The Corporation also intends to follow-up on the Silver Bullet and Black Ice gold discoveries located within the northern area of the claim block. Gold mineralization was reported by BHP Minerals Canada Ltd. in 1993 and 1994. Gold occurs along a 3-kilometer shear structure in felsic volcanics. The Silver Bullet and Black Ice zones returned high-grade gold values up to 154 g/t gold and 21 g/t gold respectively with widths up to 2 meters. The Silver Bullet zone has been traced along a strike length of 230 meters and the Black Ice zone along a strike length of 120 meters.

The results of the Winter program will be evaluated as they are received and diamond drilling will subsequently be undertaken to test priority targets.

For further information, please contact:

Donald R. Sheldon – President
(604) 687-2038 or visit our website at www.puregold.ca